Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine months ended September 30,
	2015	2014
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1)	$99,903	$53,432
Add:
Distributed income of unconsolidated joint ventures	8,803	4,166
Amortization of capitalized interest	455	385
Interest expense	40,110	43,404
Portion of rent expense - interest factor	1,672	1,583
Total earnings	150,943	102,970

Fixed charges:
Interest expense	40,110	43,404
Capitalized interest and capitalized amortization of debt issue costs	3,250	3,897
Portion of rent expense - interest factor	1,672	1,583
Total fixed charges	$45,032	$48,884

Ratio of earnings to fixed charges	3.4	2.1

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2015, includes a total gain of $33.9 million on the sale of our equity interest in the Wisconsin Dells joint venture and the sales of our Kittery I and II, Tuscola, and West Branch outlet centers.